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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              ASARCO INCORPORATED

                           (Name of Subject Company)

                               ASMEX CORPORATION
                                      AND
                           GRUPO MEXICO, S.A. DE C.V.

                                   (Bidders)
                            ------------------------

                           COMMON STOCK, NO PAR VALUE
                        (INCLUDING THE ASSOCIATED JUNIOR
                 PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                            ------------------------

                                    04341310
                     (CUSIP Number of Class of Securities)
                            ------------------------

                            Daniel Tellechea Salido
                Managing Director for Administration and Finance

                           GRUPO MEXICO, S.A. de C.V.
                              Baja California 200
                                Colonia Roma Sur
                           06760 Mexico City, Mexico

                          TELEPHONE: 011-525-574-2067

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            LORI ANNE CZEPIEL, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                            NEW YORK, NEW YORK 10048
                           TELEPHONE: (212) 839-5300

                           CALCULATION OF FILING FEE

Transaction Valuation*............................................................  $ 932,968,296
Amount of Filing Fee**............................................................  $     186,594

------------------------

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 35,883,396 shares of common stock, without par value, of ASARCO Incorporated at a price of $26.00 per share in cash without interest.

** Calculated as 1/50 of 1% of the transaction value in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   AMOUNT PREVIOUSLY PAID: Not Applicable     FILING PARTY: Not Applicable

   FORM OR REGISTRATION NO.: Not Applicable     DATE FILED: Not Applicable

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
                              SCHEDULE 14D-1/ 13D

CUSIP NO.                                                      PAGE 2 OF 8 PAGES

   1.      NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF
           ABOVE PERSON

           GRUPO MEXICO, S.A. DE C.V.
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) / /
           (B) / /
   3.      SEC USE ONLY
   4.      SOURCE OF FUNDS

           BK
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS
           2(E) OR 2(F)                                                  / /
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           MEXICO

                        7      SOLE VOTING POWER

                               3,900,000
    NUMBER OF
      SHARES
   BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY
                               NONE
       EACH
    REPORTING           9      SOLE DISPOSITIVE POWER
      PERSON
                               3,900,000
       WITH
                       10      SHARED DISPOSITIVE POWER

                               NONE

   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,900,000
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES      / /
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

           9.8%
   14.     TYPE OF REPORTING PERSON

           CO

                              SCHEDULE 14D-1/ 13D

CUSIP NO.                                                      PAGE 3 OF 8 PAGES

   1.      NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF
           ABOVE PERSON

           ASMEX CORPORATION
           I.R.S. EMPLOYER IDENTIFICATION NUMBER--APPLICATION PENDING
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) / /
           (B) / /
   3.      SEC USE ONLY
   4.      SOURCE OF FUNDS

           BK
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS
           2(E) OR 2(F)                                                  / /
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                        7      SOLE VOTING POWER

                               NONE
    NUMBER OF
      SHARES
   BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY
                               NONE
       EACH
    REPORTING           9      SOLE DISPOSITIVE POWER
      PERSON
                               NONE
       WITH
                       10      SHARED DISPOSITIVE POWER

                               NONE

   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           NONE
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES      / /

           NONE
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

           NONE
   14.     TYPE OF REPORTING PERSON

           CO

                          SCHEDULE 14D-1/ SCHEDULE 13D

    This Tender Offer Statement on Schedule 14D-1 and Amendment No. 4 to the
Schedule 13D (this "Statement") relates to the offer by Grupo Mexico, S.A. de C.V., a Mexican corporation ("Parent") through its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, without par value (together with the associated junior participating preferred stock purchase rights, the "Common Stock"), of ASARCO Incorporated, a New Jersey corporation (the "Company"), at a purchase price of $26.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as may be amended or supplemented from time to time, together with the Offer to Purchase constitute the "Offer").

    This Statement also constitutes Amendment No. 4 to the Schedule 13D originally filed on December 29, 1997, as amended by Amendment No. 1, filed January 26, 1998, Amendment No. 2, filed July 31, 1998 and Amendment No. 3, filed the date hereof. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is ASARCO Incorporated and the address of its principal executive offices is 180 Maiden Lane, New York, New York 10038.

    (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 6--Price Range of Shares of Common Stock; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by Parent and Purchaser. The information set forth under the captions "INTRODUCTION" and "Section 9--Certain Information Concerning Purchaser, Parent and Certain Affiliates" in the Offer to Purchase and the information set forth in Schedule I thereto is incorporated herein by reference.

    (e)-(f) During the last five years neither Parent nor Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth under the captions "INTRODUCTION," "Section 9--Certain Information Concerning Purchaser, Parent and Certain Affiliates," "Section 11--Background of the Offer; Contacts with ASARCO" and "Section 12--Purpose of the Offer and the Merger; Plans for ASARCO; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth under the caption "Section 10--Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth under the captions "INTRODUCTION," "Section 11--Background of the Offer; Contacts with ASARCO" and "Section 12--Purpose of the Offer and the Merger; Plans for ASARCO; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth under the caption "Section 7--Effect of the Offer on the Market for Shares of Common Stock; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth under the captions "INTRODUCTION," "Section 9--Certain Information Concerning Purchaser, Parent and Certain Affiliates" and "Section 11--Background of the Offer; Contacts with ASARCO" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under the captions "INTRODUCTION," "Section 10--Source and Amount of Funds," "Section 11--Background of the Offer; Contacts with ASARCO," "Section 12-- Purpose of the Offer and the Merger; Plans for ASARCO; Certain Considerations" and "Section 16--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under the caption "Section 16--Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth under the caption "Section 9--Certain Information Concerning Purchaser, Parent and Certain Affiliates" in the Offer to Purchase and set forth in Exhibits (g)(1), (2) and (3) hereto is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of ASARCO whether to exchange, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) None.

    (b)-(c) The information set forth under the captions "INTRODUCTION," "Section 14--Conditions of the Offer" and "Section 15--Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth under the captions "Section 7--Effect of the Offer on the Market for Shares of Common Stock; Exchange Listing and Exchange Act Registration; Margin Regulations" and

"Section 15--Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase dated September 27, 1999.

    (a)(2)  Form of Letter of Transmittal.

    (a)(3)  Form of Notice of Guaranteed Delivery.

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)  Form of Summary Advertisement dated September 27, 1999.

    (a)(8)  Press release of Parent dated September 24, 1999.

    (a)(9)  Press release of Parent dated September 27, 1999.

    (b)(1) Commitment Letter from The Chase Manhattan Bank and Chase Securities Inc. dated September 24, 1999.

    (c)     Not applicable.

    (d)     Not applicable.

    (e)     Not applicable.

    (f)     None.

    (g)(1)  1997 Annual Report of Parent.

    (g)(2)  1998 Annual Report of Parent.

    (g)(3)  Unaudited Financial Report of Parent as of June 30, 1999.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GRUPO MEXICO, S.A. DE C.V.

                                By:  /s/ DANIEL TELLECHEA SALIDO
                                     ------------------------------------------
                                     Name: Daniel Tellechea Salido
                                     Title:  Managing Director for
                                     Administration
                                             and Finance

                                GRUPO MEXICO, S.A. DE C.V.

                                By:  /s/ HECTOR CALVA RUIZ
                                     ------------------------------------------
                                     Name: Hector Calva Ruiz
                                     Title:  Managing Director for Exploration
                                             and Projects

                                ASMEX CORPORATION

                                By:  /s/ DANIEL TELLECHEA SALIDO
                                     ------------------------------------------
                                     Name: Daniel Tellechea Salido
                                     Title:  Vice President and Treasurer
September 27, 1999

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                                    EXHIBIT
-----------  -----------------------------------------------------------------------------------------------------

(a)(1)       Offer to Purchase dated September 27, 1999.

(a)(2)       Form of Letter of Transmittal.

(a)(3)       Form of Notice of Guaranteed Delivery.

(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)       Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.

(a)(6)       Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)       Form of Summary Advertisement dated September 27, 1999.

(a)(8)       Press release of Parent dated September 24, 1999.

(a)(9)       Press release of Parent dated September 27, 1999.

(b)(1)       Commitment Letter from The Chase Manhattan Bank and Chase Securities Inc. dated September 24, 1999.

(c)          Not applicable.

(d)          Not applicable.

(e)          Not applicable.

(f)          None.

(g)(1)       1997 Annual Report of Parent.

(g)(2)       1998 Annual Report of Parent.

(g)(3)       Unaudited Financial Report of Parent as of June 30, 1999.